Exhibit 99.18

BDO Dunwoody LLP Chartered Accountants and Advisors	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Direct Line: (604) 443-4732
E-mail: mmadsen@bdo.ca
31-1119881

May 20, 2009

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission 20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

The Toronto Stock Exchange
650 West Georgia Street, Suite 2700
Vancouver, BC V6B 4N9

Dear Sirs/Mesdames:

Re:           Keegan Resources Inc. (the "Corporation")

We refer to the short form prospectus of the Corporation dated May 20, 2009 qualifying the distribution of Common shares of the Corporation.

We consent to being named in and the use, through the incorporation by reference in the above-mentioned short form prospectus, of our report dated June 27, 2008, to the shareholders of the Corporation on the following financial statements:

Consolidated balance sheets as at March 31, 2008 and 2007; and

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission The Toronto Stock Exchange May 20, 2009 Page 2

Consolidated statements of operations and deficit and cash flows for the years ended March 31, 2008 and 2007.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants

MM/sh